Proposal 1 has passed

Final Proxy Results - Mercury Small Cap Value Fund
1st Meeting Date: March 14, 2003

Record Date: January 17, 2003
As of: March 14, 2003

			Units Voted
		Votes Needed:
		50% + 1 of				Total Units
All Classes	Outstanding Shares	Outstanding Shares	For	Against	Abstain	Voted
1) Reorganization between Mercury Small Cap Value Fund and ML Small Cap Value Fund	822,099	411,051	441,250	3,526	9,919	454,695

Voting Requirements:
The Quorum consists one-third of the shares entitled to vote at the Meeting.

Proposal 1 requires the affirmative vote of stockholders representing a majority of the outsanding shares entitled to vote thereon.